February 17, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Sally Holdings LLC

Sally Capital Inc.

Exchange Offer for 6.875% Senior Secured Notes due 2019

Registration Statement on Form S-4 Filed on February 17, 2012

Ladies and Gentlemen:

The above-referenced filing relates to an exchange offer (the “Exchange Offer”) by Sally Holdings LLC and Sally Capital Inc. (collectively, the “Issuers”) and the subsidiary guarantors and parent guarantors (the “Guarantors”) listed on the cover page of the above-referenced registration statement on Form S-4 (the “Registration Statement”) with respect to the exchange of $750,000,000 aggregate principal amount of 6.875% Senior Secured Notes due 2019 (together with the related guarantees, the “Exchange Notes”) for $750,000,000 aggregate principal amount of 6.875% Senior Secured Notes due 2019 (together with the related guarantees, the “Old Notes”), which were issued by the Issuers pursuant to Rule 144A or Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), through Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Wells Fargo Securities LLC (the “Initial Purchasers”).  The Old Notes and the Exchange Notes are referred to collectively as the “Notes.”  The Exchange Notes will have terms and conditions substantially identical to the Old Notes. The Registration Statement was filed in connection with the registration rights granted by the Issuers and the Guarantors to the Initial Purchasers on behalf of the holders of Notes pursuant to the Registration Rights Agreement, dated November 8, 2011, among the Issuers, the Guarantors and the Initial Purchasers.  The Issuers are making this Exchange Offer upon the terms and conditions specified by the Securities and Exchange Commission (the “Commission”) in no-action letters to Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co., Inc. (available June 5, 1991) (“Morgan Stanley”) and Shearman & Sterling (available July 2, 1993) (“Shearman & Sterling”).

The Issuers also make in the Exchange Offer and hereby to the Commission the following representations and warranties consistent with Morgan Stanley and Shearman & Sterling:

1.             The Issuers have not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer, and to the best of the Issuers’ information and belief, each person participating in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business, is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer.

2.             The Issuers, as stated fully in the prospectus included in the Registration Statement, will make each person participating in the Exchange Offer aware that if the Exchange Notes are being registered for the purposes of secondary resales, any security holder using the Exchange Offer to participate in the distribution of the securities to be acquired in the Exchange Offer cannot rely on the SEC’s position enunciated in Exxon Capital, Morgan Stanley or Shearman & Sterling and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of the Commission’s Regulation S-K.  The prospectus and the related letter of transmittal will clearly disclose such matters to the holders of the Old Notes.

3.             The letter of transmittal and the prospectus will state that by accepting the Exchange Offer, the exchange offerees represent, warrant and covenant to the Issuers that they have not engaged in, and do not intend to engage in, a distribution of the Exchange Notes.  Furthermore, as provided in Shearman & Sterling, the Issuers represent that the Exchange Offer provides, and that to the best knowledge of the Issuers:

(i)                                     In connection with any resales of Exchange Notes received in exchange for the Old Notes, any broker-dealer must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions;

(ii)                                  No broker-dealer has entered into any arrangement or understanding with the Issuers or any of their affiliates to distribute the Exchange Notes, and the Issuers will make each person participating in the Exchange Offer aware in the prospectus and the letter of transmittal that any broker-dealer that holds Old Notes for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for Old Notes pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes; and

(iii)                               The prospectus and the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer will contain provisions to the effect that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer.  The prospectus and the letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[Signature appears on the following page.]

Should you have any questions regarding this filing, please do not hesitate to contact W. Scott Ortwein or Kyle G. Healy of Alston & Bird LLP at 404-881-7936 or 404-881-4421, respectively.

On behalf of the Issuers,

By:	/s/ Matthew O. Haltom
Matthew O. Haltom
Vice President and Assistant Secretary